

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 5, 2009

<u>Via U.S. Mail</u>

Mr. Steve Crea
Chief Financial Officer
Medis Technologies Ltd.
805 Third Avenue
New York, New York 10022

> **Re: Medis Technologies Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 000-30391**

Dear Mr. Crea:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,
>
> Martin James
> Senior Assistant Chief Accountant